Exhibit 99.20

The BAPE Releases a Favourable Assessment of Nouveau Monde Graphite’s Project

•	The Commission recognizes the economic justification, environmental innovations, integration measures and social spinoffs associated with the mining project, and identifies avenues for improvement

•	The government’s environmental assessment is continuing with the process for a ministerial decree to authorize the project

SAINT-MICHEL-DES-SAINTS, Quebec, June 26, 2020 -- Nouveau Monde Graphite (“Nouveau Monde” or “NMG”)TSXV:( NOU; OTCQX: NMGRF; Frankfurt: NM9) welcomes the report and recommendations of the Bureau d’audiences publiques sur l’environnement (BAPE) regarding its Matawinie mining project. The inquiry commission positively evaluates the economic, environmental and social parameters developed by Nouveau Monde, and points out opportunities for enhancement.

In light of the community’s opinions, submitted expert reports, and a consultation with the relevant authorities, the Commission has concluded (free translation of the report’s integral conclusion, p. xiv):

“At the end of its analysis, the Commission notes that the Matawinie mining project would bring interesting economic diversification to the Haute-Matawinie region and would meet a demand for graphite that is set to strongly grow for several years. Innovations to reduce greenhouse gas emissions and tailings management through co-disposal, in particular, would also be interesting from an environmental standpoint. Compensation and accommodation measures for the human environment should also be highlighted, including the land integration program, benefit-sharing agreements with host communities, the voluntary acquisition plan and the operations schedule adapted to tourism.

Considering the social acceptability issues that were still important at the time of the public hearing, but recognizing that it was complex to integrate this project into an inhabited and vacationing environment, the Commission believes that the investigations, it recommends should be carried out by NMG in order to reduce the project's uncertainties regarding the components valued by the community, particularly water quality, quality of life, cohabitation, property values and mining heritage. Based on the results obtained, improvements should be made by the proponent and then evaluated by the Ministère de l’Environnement et de la Lutte aux changements climatiques du Québec before the project is authorized.

Taking into account the experience of the Matawinie Mining Project, the Commission believes that it is important to establish a fair framework for citizens as well as for the proponents or to provide guidelines to better guide the integration of future projects in an area whose local economy is particularly dependent on tourism and vacationing, with respect to the acquisition and compensation of properties near mining sites, as well as guidelines for the participation of municipalities in the Environmental Impact Assessment and Review Procedure.”

It should be noted that the project’s impacts are controlled and limited to a 1-km radius from the mine site, while the economic and social benefits will extend to the Haute-Matawinie region and across Quebec. Committed to continuous improvement, Nouveau Monde has already made progress on some aspects of its project as result of the BAPE hearings, particularly regarding the preferred route for the access road, a strategy to accommodate temporary workers during the construction phase, the production of the desulphurized mine tailings required to set up the experimental cells for its co-disposal method, and the electrification plan for its mining operations in partnership with manufacturers.

“We decided to make our ideals a reality by reimagining traditional mining industry practices and creating a project that is both innovative and bold. I am proud to see this recognition of our environmental and community collaboration efforts,” said Eric Desaulniers, President and CEO, Nouveau Monde Graphite. “The commission’s recommendations have given us an additional action plan that we will evaluate over the coming weeks to further enhance our project, in collaboration with our community and regulatory bodies.”

With a focus on regional economic development, the creation of training, employment and business opportunities, along with the transition to renewable energies, the Nouveau Monde Graphite project is perfectly aligned with the post-pandemic recovery effort. The United Nations Conference on Trade and Development’s report on strategic minerals as well as World Bank’s latest forecasts indicate an increase of graphite demand by nearly 500% by 2050 to meet the growth in clean energies and technologies.

Project status

The BAPE report is in addition to the environmental assessment underway by the Ministère de l’Environnement et de la Lutte aux changements climatiques du Québec and other authorities. Nouveau Monde is continuing discussions with government representatives to obtain a decree authorizing the mining project in the coming months.

Collaboration with the community and business sector, including the Atikamekw First Nation, workforce training, environmental monitoring at the demonstration site, and engineering work are ongoing to ensure optimal project readiness. If the authorizations and rights are granted as expected, Nouveau Monde intends to start its preparatory work in the fourth quarter of 2020.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and  (ii)  generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca